UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 3, 2022 (June 2, 2022)

Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40304	46-3681866
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4545 Airport Way

Denver, CO 80239

(720) 374-4550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ULCC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On June 2, 2022, Spirit Airlines, Inc., a Delaware corporation (“Spirit”), Frontier Group Holdings, Inc., a Delaware corporation (“Frontier”), and Top Gun Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Frontier ( “Merger Sub”), entered into an Amendment (the “Amendment”) to the Agreement and Plan of Merger, dated as of February 5, 2022 (the “Merger Agreement”), by and among Spirit, Frontier and Merger Sub, pursuant to which and subject to the terms and conditions therein, Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving entity (the “Merger”).

As a result of the Merger, and as previously disclosed, each existing share of Spirit’s common stock, par value $0.0001 per share, will be converted into the right to receive (i) $2.13 in cash, without interest and (ii) 1.9126 shares of Frontier’s common stock, par value $0.001 per share. Upon consummation of the Merger, existing stockholders of Spirit will own approximately 48.5% of the outstanding shares of Frontier on a fully diluted basis.

The Amendment amends the Merger Agreement to include a reverse termination fee of $250,000,000, payable by Frontier to Spirit in the event that the Merger Agreement is terminated due to either (x) a governmental authority issuing an order or taking any other action permanently enjoining or otherwise prohibiting the Merger under U.S. federal competition laws, or (y) the Merger having not occurred by the outside date (as defined in the Merger Agreement) solely to the extent that the closing condition requiring the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) to have expired or been terminated has not been satisfied at a time when all other closing conditions to Frontier’s obligations to consummate the Merger have been satisfied (or are capable of being satisfied if the closing were to occur on such date of termination).

The Amendment also amends certain provisions of the Merger Agreement relating to efforts to obtain regulatory approval of the Merger, including to provide that Frontier and Spirit, in connection with the receipt of any necessary approval of a governmental authority (including under the HSR Act), will be required to take any divestiture actions, including selling, holding separate or otherwise disposing of any assets of Frontier, Spirit or their respective subsidiaries, unless such action would or would reasonably be expected to result in a material adverse effect on Frontier and its subsidiaries (including Spirit) following the closing of the Merger when measured on a scale relative to Spirit. Any such divestiture action may be conditioned upon the closing of the Merger.

Except as modified by the Amendment, the terms of the Merger Agreement in the form filed by Frontier as Exhibit 2.1 to the Current Report on Form 8-K filed by Frontier on February 7, 2022 with the U.S. Securities and Exchange Commission, as amended, are unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Item 8.01	Other Events.

On June 2, 2022, Frontier and Spirit issued a joint press release announcing the execution of the Amendment. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, that included a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier merger or other matters addressed in this communication and attributable to Frontier, Spirit, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise and the potential financial consequences thereof; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Amendment to Agreement and Plan of Merger, dated June 2, 2022, by and among Spirit Airlines, Inc., Frontier Group Holdings, Inc. and Top Gun Acquisition Corp.

99.1	Joint Press Release of Spirit and Frontier, dated June 2, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRONTIER GROUP HOLDINGS, INC.

Date: June 3, 2022	By:	/s/ Howard M. Diamond
Howard M. Diamond
General Counsel and Secretary

Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”) is made and entered into as of June 2, 2022, by and among Frontier Group Holdings, Inc., a Delaware corporation (“Parent”), Top Gun Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Spirit Airlines, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent, Merger Sub and the Company previously entered into that certain Agreement and Plan of Merger, dated as of February 5, 2022 (the “Merger Agreement”); and

WHEREAS, Parent, Merger Sub and the Company now desire to amend the Merger Agreement in accordance with Section 7.3 of the Merger Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Appropriate Action; Consents; Filings.

(a) Section 5.6(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“(b)    In furtherance and not in limitation of Section 5.6(a), each party hereto agrees to make any appropriate filings, if necessary or advisable, (x) pursuant to the HSR Act within 20 Business Days of the date of this Agreement (unless otherwise mutually agreed between the parties) or (y) pursuant to other applicable Competition Laws with respect to the Merger as promptly as practicable. Each of Parent, Merger Sub and the Company will (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Federal Trade Commission, the Department of Justice or other Governmental Entities in which any such filings or submissions are made as promptly as practicable, and (iv) use their respective reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable following the date of this Agreement (and prior to the Outside Date) (as may be extended pursuant to Section 7.1(e))~~; provided, that in the event of any disagreement between the parties regarding the strategy in respect of the foregoing, such matters will be determined by Parent in its good faith reasonable discretion~~.

Without limiting the generality of the foregoing, (A) both Parent and Company (and their respective Subsidiaries and Affiliates) shall contest, defend and appeal any Proceedings brought by a Governmental Entity, whether judicial or administrative, challenging or seeking to restrain or prohibit the consummation of the Merger or seeking to compel any divestiture by Parent or the Company or any of their respective Subsidiaries of shares of capital stock or of any business, assets or property, or to impose any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties or stock to avoid or eliminate any impediment under the HSR Act or similar applicable Law, and (B) Parent and the Company shall not, and shall not permit any of their respective Subsidiaries and, in the case of Parent, the Indigo Stockholder to, (1) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, and (2) enter into, significantly expand or publicly announce an agreement to form a joint venture, strategic alliance or strategic partnership with another Person, in each case (1) and (2), if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment, agreement or expansion would reasonably be expected to (I) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (II) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby or (III) materially delay the consummation of the transactions contemplated hereby.”

(b) Section 5.6(e) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“(e)    Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary license, permit, waiver, approval, authorization or order of a Governmental Entity (including under the HSR Act), neither Parent nor the Company (nor any of their respective Subsidiaries or Affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business (or, following the Closing, the combined business) in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business (or, following the Closing, the combined business) in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business (or, following the Closing, the combined business) in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or Affiliates~~.~~ (each a “Divestiture Action”) if such action would or would reasonably be expected to result in a material adverse effect on Parent and its Subsidiaries (including the Company) following the Closing when measured on a scale relative to the Company; provided, however, that it is understood and agreed that in each case the identity of any such assets subject to a Divestiture Action shall be determined by

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Parent in its sole and absolute discretion. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining required approval or clearance under any applicable Competition Laws unless the effectiveness of such agreement or action is conditioned upon the Closing. To assist Parent in complying with its obligations set forth in this Section 5.5(e), upon Parent’s reasonable request, the Company shall, and shall cause its Subsidiaries to, (i) reasonably assist Parent in any sales process (including through facilitation of reasonable due diligence) with potential purchasers of any of the Company’s or its subsidiaries’ businesses or other assets proposed by Parent to be subject to any sale or other disposal or hold separate and (ii) enter into one or more agreements prior to the Closing with respect to any such sale or other disposal or hold separate. Notwithstanding anything to the contrary in this Agreement, Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger and other transactions contemplated by this Agreement and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Entity; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such litigation or approvals, as applicable.”

2.    Effect of Termination.

(a) Section 7.2(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and of no effect, and there will be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors except (i) the Confidentiality Agreement (as amended hereby) and Section 3.35, Section 4.37, the last two sentences of Section 5.3, this Section 7.2 and Article 8 shall remain in effect and (ii) subject to Section 7.2(g), nothing herein shall relieve any party from any liabilities or damages incurred or suffered by a party as a result of the Intentional Breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to the date of such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity.”

(b) The following is hereby inserted as a new Section 7.2(e) of the Merger Agreement:

“(e)    In the event that this Agreement is terminated pursuant to Section 7.1(b) (solely to the extent the Order giving rise to such termination right relates to applicable U.S. federal Competition Laws) or Section 7.1(e) (solely to the extent that, at the time of

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such termination, the conditions in Section 6.1(b)(i) shall not have been satisfied and at the time of such termination all of the other conditions set forth in Section 6.1 (other than Section 6.1(c) (to the extent the Order giving rise to the failure of such condition relates to applicable U.S. federal Competition Laws)) and the conditions set forth in Section 6.2 have been satisfied (or, in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination)), then Parent shall pay a fee in the amount of $250,000,000 (the “Parent Regulatory Fee”) to the Company within two (2) Business Days following the date of such termination; provided, however, that no Parent Regulatory Fee shall be payable by Parent pursuant to this Section 7.2(e) if the failure of the conditions set forth in Section 7.1(b) (solely to the extent the Order giving rise to such termination right relates to applicable U.S. federal Competition Laws) or Section 7.1(e) (solely to the extent that, at the time of such termination, the conditions in Section 6.1(b)(i) shall not have been satisfied) to be satisfied is the result of a breach of the Company’s obligations in Section 5.6.”

(c) Section 7.2(e) of the Merger Agreement is hereby redesignated as Section 7.2(f) of the Merger Agreement and amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“(f)    In no event shall the Company be required to pay the Breakup Fee to Parent on more than one occasion, and in no event shall Parent be required to pay the Parent Regulatory Fee to the Company on more than one occasion. Any payment of the Expense Reimbursement shall reduce, on a dollar-for-dollar basis, any Breakup Fee that becomes due and payable under Section 7.2(c). All payments to Parent under this Section 7.2 will be made by wire transfer of immediately available funds to the account designated by Parent on Section 7.2(e) of the Parent Disclosure Schedule. All payments to the Company under this Section 7.2 will be made by wire transfer of immediately available funds to an account designated by the Company in writing. Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement, ~~and~~ (iii) the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Breakup Fee is payable and (iv) the Parent Regulatory Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Regulatory Fee is payable. Accordingly, if the Company or Parent fails to promptly pay any amounts due pursuant to this Section 7.2 and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit that results in a judgment against the ~~Company~~ non-paying party for the amounts set forth in this Section 7.2, the ~~Company~~ non-paying party shall pay to ~~Parent~~ the other party interest on the amounts due pursuant to this Section 7.2 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. If a suit is brought over the payments under this Section 7.2, the prevailing party shall be entitled to reimbursement of its reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) in connection with such suit.”

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(d)    Section 7.2(f) of the Merger Agreement is hereby redesignated as Section 7.2(g) of the Merger Agreement and amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.

“(g)    ~~Subject to clause (ii) of Section 7.2(a) in the case of Intentional Breach~~ Notwithstanding anything to the contrary in this Agreement, (i) in the event that the Breakup Fee is paid or payable pursuant to this Section 7.2, Parent’s right to receive payment of the Breakup Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, neither the Company nor any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise, and (ii) in the event that the Parent Regulatory Fee is paid or payable pursuant to this Section 7.2, the Company’s right to receive payment of the Parent Regulatory Fee shall be the sole and exclusive remedy of the Company and its Affiliates and Representatives against Parent and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, neither Parent nor any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise.”

3.    Terms Defined Elsewhere. The following defined terms are hereby inserted in alphabetical order into Section 8.5 of the Merger Agreement:

“Divestiture Action”	Section 5.6(e)

“Parent Regulatory Fee”	Section 7.2(e)

4.    Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Merger Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties to this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Merger Agreement other than as specifically set forth above.

5.    Miscellaneous. The provisions of Section 8.2, Section 8.3 and Sections 8.6 through 8.14 of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry Biffle
Name:	Barry L. Biffle
Title:	President and Chief Executive Officer

TOP GUN ACQUISITION CORP.

By:	/s/ Barry Biffle
Name:	Barry L. Biffle
Title:	President

SPIRIT AIRLINES, INC.

By:	/s/ Ted Christie
Name:	Ted Christie
Title:	President and CEO

[Signature Page to Amendment to Merger Agreement]

Exhibit 99.1

Frontier Airlines and Spirit Airlines Announce Amended Merger Agreement

Reverse Termination Fee of $250 Million Offers Greater Stockholder Protections

Denver, Colo. and Miramar, Fla., June 2, 2022 – Spirit Airlines, Inc. (“Spirit” or the “Company”) (NYSE: SAVE) and Frontier Group Holdings, Inc. (“Frontier”) (NASDAQ: ULCC), parent company of Frontier Airlines, Inc., today announced an amendment to their previously announced merger agreement dated February 5, 2022.

Under the terms of the amended merger agreement, which has been unanimously approved by the boards of directors of both companies, Frontier would pay a reverse termination fee of $250 million, or $2.23 per share, to Spirit in the unlikely event the combination is not consummated for antitrust reasons.

William A. Franke, the Chair of Frontier’s Board of Directors and the managing partner of Indigo Partners, Frontier’s majority shareholder, said, “We continue to believe in the strategic rationale of a combined Spirit and Frontier, which brings together two complementary businesses to create America’s most competitive ultra-low fare airline. Given our conviction that regulators will find this combination to be pro-competitive, we have agreed to institute a reverse termination fee. We look forward to bringing these two companies together and delivering on the benefits for all stakeholders.”

Ted Christie, President and CEO of Spirit, said, “Since announcing our transaction with Frontier, we have had extensive constructive conversations with our stockholders, who have expressed support for the strategic rationale of our combination but a desire for additional stockholder protections. After discussing this feedback with the Frontier Board and management team, we have agreed to amend the merger agreement. We look forward to closing the transaction and bringing more ultra-low fares to more people in more places.”

“We continue to be excited about the combination with Spirit, which will create a true nationwide ultra-low fare airline to compete against the dominant ‘Big Four’ carriers and other high-cost airlines,” said Barry Biffle, President and CEO of Frontier. “We will continue to work closely with the Spirit team to successfully complete the transaction and deliver enhanced value to all of our stakeholders.”

“The combination of a higher reverse termination fee and a much greater likelihood to close in a Frontier merger provides substantially more regulatory protection for Spirit stockholders than the transaction proposed by JetBlue,” said Mac Gardner, Chairman of the Board of Spirit. “We look forward to closing the transaction with Frontier and giving Spirit stockholders the opportunity to benefit from pandemic recovery and share in approximately $500 million in annual net synergies.”

Your Vote Is Important

The Spirit Board of Directors strongly recommends you vote “FOR” the merger on the WHITE proxy card today. For more information on how to vote for the merger, please call the Company’s proxy solicitor, Okapi Partners, on their toll-free number 855-208-8903 or email info@okapipartners.com.

Advisors

Citigroup Global Markets Inc. is serving as financial advisor and Latham & Watkins, LLP is serving as legal advisor to Frontier. Barclays and Morgan Stanley & Co. LLC are serving as financial advisors to Spirit, and Debevoise & Plimpton LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are serving as legal advisors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Additional Information About the JetBlue Tender Offer

Spirit has filed a solicitation/recommendation statement with respect to the tender offer with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You will be able to obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC by Spirit on Spirit’s Investor Relations website at https://ir.spirit.com.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, JetBlue, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s, Spirit’s and JetBlue’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s, Spirit’s and JetBlue’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; the outcome of any discussions between JetBlue and Spirit with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the possible transaction, including the receipt of any required stockholder and regulatory approvals and, in particular, the companies’ expectation as to the likelihood of receipt of antitrust approvals; JetBlue’s ability to finance the possible transaction and the indebtedness JetBlue expects to incur in connection with the possible transaction; the possibility that JetBlue may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spirit’s operations with those of JetBlue, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the possible transaction; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s, Spirit’s and JetBlue’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

About Frontier Airlines

Frontier Airlines (NASDAQ: ULCC) is committed to “Low Fares Done Right.” Headquartered in Denver, Colorado, the company operates more than 110 A320 family aircraft and has the largest A320neo fleet in the U.S. The use of these aircraft, Frontier’s seating configuration, weight-saving tactics and baggage process have all contributed to the airline’s average of 43 percent fuel savings compared to other U.S. airlines (fuel savings is based on Frontier Airlines’ 2019 fuel consumption per seat-mile compared to the weighted average of major U.S. airlines), which makes Frontier the most fuel-efficient U.S. airline. With over 230 new Airbus planes on order, Frontier will continue to grow to deliver on the mission of providing affordable travel across America.

About Spirit Airlines

Spirit Airlines (NYSE: SAVE) is committed to delivering the best value in the sky. We are the leader in providing customizable travel options starting with an unbundled fare. This allows our Guests to pay only for the options they choose — like bags, seat assignments and refreshments — something we call Á La Smarte. We make it possible for our Guests to venture further and discover more than ever before. Our Fit Fleet® is one of the youngest and most fuel-efficient in the U.S. We serve destinations throughout the U.S., Latin America and the Caribbean, and are dedicated to giving back and improving those communities. Come save with us at spirit.com.

Contacts

Frontier Airlines

Investor inquiries:

David Erdman

(720) 798-5886

david.erdman@flyfrontier.com

Media inquiries:

Jennifer F. de la Cruz

(720) 374-4207

jenniferf.delacruz@flyfrontier.com

or

Joele Frank, Wilkinson Brimmer Katcher

Ed Trissel / Joseph Sala

(212) 355-4449

Spirit Airlines

Investor inquiries:

DeAnne Gabel

(954) 447-7920

investorrelations@spirit.com

or

Okapi Partners LLC

Bruce Goldfarb/Jason Alexander

(212) 297-0720

info@okapipartners.com

Media inquiries:

Erik Hofmeyer

Media_Relations@spirit.com

or

Sard Verbinnen & Co.

Andrew Cole / Robin Weinberg / Columbia Clancy

(212) 687-8080

Spirit-SVC@sardverb.com

Indigo Partners

Lambert & Co.

Joanne Lessner

(212) 222-7436

(917) 805-5897

jlessner@lambert.com

or

Lambert & Co.

Jennifer Hurson

(845) 507-0571

(845) 729-3100

jhurson@lambert.com